

May 17, 2007

<u>Via Facsimile (212) 557-6140 and U.S. Mail</u>

Timothy Brog
Pembridge Capital Management LLC
708 Third Avenue, 22nd Floor
New York, NY 10017

      Re: **Peerless Systems Corporation**
               Soliciting Materials filed pursuant to Rule 14a-12
               Filed May 2 and 14, 2007 by the Peerless Full Value Committee et. al.

               Preliminary Proxy Statement on Schedule 14A
               Filed May 10, 2007 by the Peerless Full Value Committee et. al.
               File No. 000-21287

               Schedule 13D
               Filed May 10, 2007
               File No. 005-48579

Dear Mr. Brog:

       We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Soliciting Materials</u>

1.   You have not provided all information required by Rule 14a-12(a) with your soliciting materials filed May 2 and 14. In particular, we note the lack of information required by Rule 14a-12(a)(1)(i). Provide this information

supplementally and in all future soliciting materials.

2.   You did not include a cover page in your May 2 filing as required by Rule 14a-12(b). Please confirm that you will include the cover page in all future filings.

Schedule 14A

3.   We note you tagged your filing "PREC14A." Please note for future filings that a preliminary proxy statement filed by non-management must be tagged "PREN14A." Please confirm your understanding.

4.   Please fill in the blanks in your document.

Cover letter, page 2

5.   We note your statement in the first paragraph of this letter, and elsewhere in your proxy statement, that the current board has overseen a declining stock price for more than a decade. Please clarify here and throughout the proxy statement that two of the four directors have begun their service on the board only recently.

6.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example:
   - your belief that the company's plans to spend its cash on strategic acquisitions, to establish a partnership or enter into a joint venture are the result of "its inability to grow its business organically." (Cover letter)
   - your belief that the company has issued excessive compensation and equity packages for a company of Peerless's size. (page 7)
   - Your assertion, without stating it is your belief, that the board "has failed to wisely invest the cash flow generated by the Company. The Board has given past and present management a blank check in spending the Company's cash without demanding a reasonable return on investment." (page 7)
   - Your assertion that the filing persons believe the company's current board has had its chances to maximize shareholder value and it has failed." (page 8)
   - Your assertion, without stating it is your belief, that the performance of a company's stock price is the ultimate report card for the board and management it oversees. (page 8)
   - Your assertion, without stating it is your belief, that the company's board has a poor record of investing the company's capital and your belief that "the risks and price paid for any potential target could permanently impair the Company's value." (page 8)

- Your belief that the company's board and management are "reactive to problems rather than proactive in creating and unlocking shareholder value." (page 10)

7. In order to provide additional context to your disclosure, please clarify the third paragraph to disclose that your nominees do not personally hold a large number of shares in the company.

8. Also in the third paragraph of your cover letter, please clarify how your interests "are squarely aligned with that of [your] fellow shareholders." We note that you hold beneficial ownership of at least 8.5% of the company's shares and that your committee includes participants that are investment professionals, each unlike many other company security holders.

Cover Page, page 4

9. We note that the company has proposed an additional matter to be voted on at the annual meeting. Please revise your proxy statement to disclose the proposal and allow security holders to vote on all proposals presented by the company or highlight to security holders that they will be disenfranchised with respect to the missing proposal if they return your proxy card.

10. Please explain why you state that your proxy statement will be mailed on an "approximate" date.

Reasons for the Solicitation, page 6

11. Please revise to clarify on page 7 your statement "…the current trend in sporadic operating performance…" Do you mean to state that the company's positive performance is sporadic?

12. Please explain the term "enterprise value" as used on page 7.

13. Your statement in the penultimate paragraph on page 9 that the company's board may "spin the roulette wheel with Peerless' excess cash" implies that in determining the company's capital allocation, the board will not fulfill its fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Proposal 1: Election of Directors, page 11

14. We note that the company's board consists of four directors. Revise the cover

page of your proxy statement to clarify that <u>four</u> directors will be elected at the annual meeting, yet you are nominating only three individuals. Similarly revise the section entitled "Voting and Proxy Procedures" and the first proposal appearing on your proxy card.

15. Please revise your proxy statement to disclose the consequences to security holders as a result of using your proxy card to vote for three directors instead of four. For example, revise to highlight to security holders that they will be disenfranchised with respect to one seat if they return your proxy card. Also disclose that you may not exercise discretionary authority to fill the other seat and that you cannot assure that the other director will agree to serve if your slate wins. Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees. Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

16. Please disclose in the proxy statement and in the form of proxy that there is no assurance that the company's nominees will serve if elected with any of your nominees. Refer to Rule 14a-4(d)(iv).

Proxy Solicitation, page 15

17. We note that you and D.F. King may employ various methods to solicit proxies, including mail, advertisement, telephone, telecopier, telegraph, or email. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Certain Information concerning the Participant, page 16

18. Please reconcile your disclosure in the last paragraph on page 16 regarding Mr. Malhotra's principal occupation with the disclosure on page 11.

19. It appears that the persons named in the first paragraph of page 18 are participants in this solicitation. Please revise your proxy statement to include all of the information required of participants. See Instruction 3 to Item 4 of Schedule 14A.

20. Please expand your disclosure in the second paragraph of page 18 to disclose whether the investment ideas to be provided by Mr. Malhotra relate to his potential service on the board of Peerless Systems.

21. Please disclose the terms of the agreement of May 7, 2007 between the PRLS Holders and PVA (each as defined therein), which was filed as exhibit 2 to the Schedule 13D filed on may 10, 2007.

Security Ownership of Certain Beneficial Owners, page 19

22.   Please update your disclosure. We note, for example, that you, Marathon Capital and Kaizen Management have recently filed beneficial ownership statements with different information from that disclosed here.

Stockholder Proposals, page 21

23.   We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Schedule 13D

24.   We note in Item 4 that the Committee delivered a notice to nominate a slate of directors on April 26, 2007; thus, it appears that the Committee had been formed as of, at least, that date. We also note that you did not file this Schedule until May 10, 2007. Please tell us supplementally why you did not file your Schedule 13D within 10 days of the Committee's acquisition of beneficial ownership of more than five percent of the shares of Peerless Systems.

25.   We note several instances in Item 5 when the filing persons disclaim their beneficial ownership "except to the extent of his pecuniary interest…" We also note descriptions of filing persons sharing a residence with other filing persons and thus sharing beneficial ownership. Please note that beneficial ownership is not determined based on pecuniary interest or on residence status, both of which are factors in Section 16 filings. Refer to Rule 13d-3(a). Please revise.

Closing Comments

     Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

     You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested.

You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions